Raiffeisen INTERNATIONAL
Member of RZB Group

[redacted]

08000345

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

18th January 2008

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 28th December 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Share Buy-Back Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

Date	Total Shares	Share of Capital Stock	Weighted Average per Share	Highest Price per Share	Lowest Price per Share	Value of Shares Bought Back
19.10.2005[1]	88,000	0.06%	€ 50.02	€ 50.75	€ 49.33	€ 4,401,600
28.10.2005[1]	7,260	0.01%	€ 50.60	€ 50.61	€ 50.56	€ 367,356
23.06.2006[2] [4]	67,000	0.05%	€ 58.33	€ 58.33	€ 58.33	€ 3,908,110
26.06.2006[2] [4]	57,500	0.04%	€ 58.42	€ 58.42	€ 58.42	€ 3,359,150
27.06.2006[2] [4]	42,500	0.03%	€ 59.00	€ 59.00	€ 59.00	€ 2,507,500
11.05.2007[2]	35,000	0.02%	€ 98.85	€ 100.70	€ 97.50	€ 3,459,855
14.05.2007[2]	14,050	0.01%	€ 101.86	€ 102.00	€ 101.01	€ 1,431,133
15.05.2007[2]	6,000	0.00%	€ 101.75	€ 102.00	€ 101.21	€ 610,488
16.05.2007[2] [4]	30,886	0.02%	€ 104.50	€ 104.50	€ 104.50	€ 3,227,587
02.07.2007[3][5]	186,040	0.13%	€ 32.50	€ 32.50	€ 32.50	€ 6,046,300
31.07.2007[3][5]	221,987	0.16%	€ 32.50	€ 32.50	€ 32.50	€ 7,214,578
21.11.2007[3]	50,000	0.03%	€ 99.00	€ 99.00	€ 99.00	€ 4,950,000
22.11.2007[3]	20,000	0.01%	€ 96.48	€ 96.86	€ 96.20	€ 1,929,680
09.01.2008[3]	92,400	0.06%	€ 92.00	€ 92.00	€ 92.00	€ 8,500,800
10.01.2008[3]	84,198	0.05%	€ 92.00	€ 92.00	€ 91.92	€ 7,745,963
11.01.2008[3]	23,402	0.02%	€ 91.99	€ 91.99	€ 91.99	€ 2,152,750
16.01.2008[3]	121,973	0.08%	€ 85.00	€ 85.00	€ 85.00	€ 10,367,705
Total	**1,148,196**	**0.74%**	**€ 62.86**	**€ 104.50**	**€ 32.50**	**€ 72,180,555**

[1] Share buy-back according to share buyback program as per extra-ordinary meeting of shareholders of 8 March 2005.
[2] Share buy-back according to share buyback program as per ordinary meeting of shareholders of 7 June 2006.
[3] Share buy-back according to share buyback program as per ordinary meeting of shareholders of 5 June 2007.
[4] OTC purchase.
[5] OTC purchase by exercising an option which was concluded prior the IPO (cf. RI Annual Report 2006, page 153)

END